

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Bingyi Zhao
Chief Financial Officer
U Power Limited
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People's Republic of China, 241003

> **Re: U Power Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed May 15, 2024**
> **File No. 001-41679**

Dear Bingyi Zhao:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing